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                                October 16, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C.  20549
Attention:     Mr. Jeffrey Riedler
               Mr. Greg Belliston

        RE:    TRUBION PHARMACEUTICALS, INC.
               REGISTRATION STATEMENT ON FORM S-1
               FILE NO. 333-134709

ACCELERATION REQUEST
        REQUESTED DATE:      OCTOBER 17, 2006
        REQUESTED TIME:      2:00 PM EASTERN TIME

Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trubion Pharmaceuticals, Inc. (the "Company") hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-134709) be declared effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes both Patrick J. Schultheis and Mark J. Handfelt of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on our behalf.

        In connection with the acceleration request, the Company hereby acknowledges that:

           o Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

           o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                 Sincerely,

                                 TRUBION PHARMACEUTICALS, INC.


                                 By:   /s/ Hans van Houte
                                     -----------------------
                                       Hans van Houte
                                       Vice President, Finance & Administration

cc:     Peter A. Thompson, M.D.
        TRUBION PHARMACEUTICALS, INC.

        Patrick J. Schultheis
        Mark J. Handfelt
        WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION

        Bruce K. Dallas
        DAVIS POLK & WARDWELL